UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
HealthWarehouse.com, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
46205P100
(CUSIP Number)
Karen Singer
212 Vacarro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
August 15, 2011
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☑
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13DA1

CUSIP No.	46205P100

1	NAMES OF REPORTING PERSONS Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		1,994,468

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,994,468

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,994,468*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The shares reported herein consist of (i) warrants to purchase 312,500 shares of common stock at an exercise price of $1.60 per share, (ii) a warrant to purchase 585,808 shares of common stock at an exercise price of $3.00 per share, (iii) 165,774 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 5 shares of common stock, and (iv) convertible notes in the amount of $505,178.00 which are convertible into shares of Series B Preferred Stock at a price of $9.45 per share, with each share of Series B Preferred Stock convertible into 5 shares of common stock.

SCHEDULE 13D/A1
This constitutes Amendment No. 1 to the statement on Schedule 13D (the “Amendment No. 1”) filed on behalf of Karen Singer(“Ms. Singer” or the “Reporting Person”), dated and filed November 18, 2010 (the “Statement”), relating to the common stock (the “Common Stock”) of HealthWarehouse.com (the “Company” or “Issuer”). The Company’s principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042. This Amendment No. 1 is being filed to report that since the filing of the Statement, a material change occurred in the percentage of the shares of Common Stock beneficially owned by Ms. Singer, solely as a result of a change in the aggregate number of outstanding shares. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 5.	Interest in Securities of the Issuer

Item 5	of the Statement is hereby amended and restated in its entirety as follows:
     (a) Ms. Singer, as Trustee of the Trust which is the sole member of HWH Lending, LLC, is the beneficial owner of 1,994,468 shares of Common Stock, comprising approximately 15.3% of the outstanding shares of Common Stock of the Issuer.
     (b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock of the Issuer reported on this Schedule 13D.
     (c) Not applicable.
     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
     (e) Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2011

/s/Karen Singer
Karen Singer

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